SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SMITH & WESSON HOLDING CORPORATION

(Name of Subject Company (Issuer))

SMITH & WESSON HOLDING CORPORATION

(Name of Filing Persons (Issuer and Offeror),

Common Stock, par value $0.001 per share

(Title of Class of Securities)

831756 10 1

(CUSIP Number of Class of Securities)

Robert J. Cicero

Vice President, General Counsel, Chief Compliance Officer, and Secretary

Smith & Wesson Holding Corporation

2100 Roosevelt Avenue

Springfield, Massachusetts 01104

(800) 331-0852

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Robert S. Kant, Esq.

Greenberg Traurig, LLP

2375 E. Camelback Road, Suite 700

Phoenix, Arizona 85016

Tel: (602) 445-8000

Fax: (602) 445-8100

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable.	Not Applicable

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Smith & Wesson Holding Corporation Announces

Debt Exchange and Purchase, and $100.0 Million Stock Repurchase Authorization

SPRINGFIELD, Mass., June 13, 2013 — Smith & Wesson Holding Corporation (NASDAQ Global Select Market: SWHC), a leader in firearm manufacturing and design, today announced that it has entered into agreements to sell to institutional investors $75.0 million aggregate principal amount of newly issued 5.875% Senior Notes due 2017 (“New Notes”). The New Notes will be issued in exchange for approximately $42.8 million aggregate principal amount of the company’s 9.50% Senior Notes due 2016 from existing holders of such notes and the purchase by certain of such holders of additional New Notes for cash. This transaction will result in net cash to the company totaling approximately $25.0 million. The company anticipates that the settlement of the sale of the New Notes will take place on or about June 17, 2013, subject to customary closing conditions.

The company also announced that its Board of Directors has approved the repurchase of up to $100.0 million of the company’s outstanding common stock, including the repurchase for cash of up to $75.0 million of common stock by way of a fixed-price issuer tender offer, with the remaining authorized balance to be repurchased in open market or privately negotiated transactions. The amount and timing of any open market repurchases or privately negotiated transactions will depend on a number of factors, including price, trading volume, general market conditions, legal requirements, and other factors. Any shares of common stock repurchased under the authorization will be held as treasury stock but not outstanding shares of the company’s common stock. In December 2012, the company announced that its Board of Directors approved a program to repurchase up to $35.0 million of the company’s outstanding shares of common stock and the company subsequently repurchased 2.1 million shares for $20.0 million, utilizing cash on hand. The $100.0 million repurchase program announced today replaces the remaining $15.0 million authorized in December 2012.

James Debney, President and Chief Executive Officer of Smith & Wesson, said, “The successful execution of our growth strategy and strong balance sheet have allowed us to take steps to optimize our capital structure. With fiscal year 2013 results that exceeded guidance and $100.5 million cash on hand at the end of the fiscal year, we will recapitalize our existing debt on highly favorable terms, providing a capital structure that allows us to analyze opportunities for strategic investments. We believe that investing in our own company is presently one of our greatest opportunities. Thus, our Board of Directors has established a major stock buyback program, which, depending on the stock price and the number of shares purchased, could reduce our outstanding shares of common stock by approximately 15%. The debt exchange and the stock buyback program together are expected to be accretive, thereby increasing stockholder value while giving us financial flexibility to be strategically opportunistic.”

Under the terms of the proposed tender offer, stockholders will be invited to tender some or all of their shares at a price per share of $10.00. The company has indicated that none of the company’s executive officers or directors will tender any portion of their shares in the tender offer. The company will use reasonable efforts to commence the tender offer on or around June 17, 2013 and will expire 20 business days from its commencement, unless extended or terminated in accordance with the terms and conditions of the tender offer. Tenders of shares must be made on or prior to the expiration of the tender offer and may be withdrawn at any time on or prior to the expiration date of the tender offer.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer described in this press release has not commenced. At the time the tender offer is commenced, Smith & Wesson Holding Corporation will file a tender offer statement on Schedule TO with U.S. Securities and Exchange Commission (the “SEC”). The tender offer statement (including an offer to purchase, a related letter of transmittal, and other offer documents) will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Smith & Wesson Holding Corporation stockholders at no expense to them. In addition, all of those materials, and all other offer documents filed with the SEC, will be available at no charge on the SEC’s website at www.sec.gov. Additionally, the stockholders will be able to obtain the offer documents at no charge by contacting the information agent, Innisfree M&A Incorporated, toll-free at (888) 750-5834 (banks and brokers may call collect at (212) 750-5833). Stockholders are urged to carefully read these materials prior to making any decision with respect to the tender offer. Cowen and Company, LLC will serve as dealer manager for the tender offer.

The New Notes have been offered only to “qualified institutional buyers” in the United States as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to non-U.S. persons pursuant to Regulation S under the Securities Act. The New Notes will not be registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.

The announcement of the private placement of the New Notes does not constitute an offer to sell, or a solicitation of an offer to buy, any security and shall not constitute an offer, solicitation, or sale in any jurisdiction in which such offering, solicitation, or sale would be unlawful.

About Smith & Wesson

Smith & Wesson Holding Corporation (NASDAQ Global Select: SWHC) is a U.S.-based leader in firearm manufacturing and design, delivering a broad portfolio of quality firearms, related products, and training to the global military, law enforcement, and consumer markets. The company’s brands include Smith & Wesson®, M&P® and Thompson/Center Arms™. Smith & Wesson facilities are located in Massachusetts and Maine. For more information on Smith & Wesson, log on to www.smith-wesson.com.

Safe Harbor Statement

This press release contains forward-looking statements. Forward-looking statements are identifiable by words or phrases such as “anticipates,” “intends,” “expects,” “believes” and “will,” and similar words and phrases. Certain statements contained in this press release may be deemed to be forward-looking statements under federal securities laws, and we intend that such forward-looking statements be subject to the safe-harbor created thereby. Such forward-looking statements include the company’s assessment of the successful execution of its growth strategy and strong balance sheet; the company’s view of the terms of the recapitalization of its existing debt; the company’s view that it will be able to analyze opportunities for strategic investments; the company’s view that buying back stock is presently one of its greatest opportunities; and the company’s view of the potential reduction of its outstanding shares. We caution that these statements are qualified by important factors that could cause actual results to differ materially from those reflected by such forward-looking statements. Such factors include, among others, the uses of proceeds from the sale of the New Notes. Additional information about the risk factors to which we are exposed and other factors that may adversely affect these forward-looking statements is contained in our reports and filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the fiscal year ended April 30, 2012. Investors should not place undue reliance on forward-looking statements as predictions of future results. The company undertakes no obligation to update or revise any forward-looking statements to reflect developments or information obtained after the date of this press release except as otherwise required by law.

Contact: Liz Sharp, VP Investor Relations

Smith & Wesson Holding Corp.

(413) 747-3304

lsharp@smith-wesson.com